UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tattooed Chef, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87663X 102

(CUSIP Number)

Salvatore Galletti 6305 Alondra Blvd. Paramount, CA 90723 (562) 602-0822

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 87663X 102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Salvatore Galletti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,424,038(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,324,038
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,424,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Includes 566,481 shares held by Project Lily, LLC (“Project Lily”). Mr. Galletti is the sole manager of Project Lily and has sole voting and dispositive control over the shares held by Project Lily. Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934 (“Act”), Mr. Galletti disclaims ownership with respect to any of these shares of which he would not otherwise be deemed to be a beneficial owner.

Also includes 5,100,000 shares held in escrow. Of these shares, 100,000 are held in escrow for purposes of satisfying any merger consideration adjustment (“Adjustment Shares”) and the determination of whether or not any adjustment is required has not been made as of the date of filing of this Schedule 13D. Pursuant to the Merger Agreement (as defined below), Mr. Galletti and Project Lily have the right to receive up to 4,375,000 shares and 87,500 shares of Common Stock, respectively, out of an aggregate of 5,000,000 shares of Common Stock (“Holdback Shares”), which are currently being held in escrow and are released if the price per share of the Issuer on any 20 trading days in any 30 day trading period equals or exceeds (i) $12.00 or (ii) $14.00, respectively. If the Issuer consummates a change of control, any shares not previously released to Mr. Galletti or Project Lily will be made payable to each of them, as applicable. Any of these shares not eligible to be released within three years of October 15, 2020 (the “Closing Date”) will be forfeited and canceled. The escrow agreement provides that the Issuer has the power to vote the Holdback Shares and Adjustment Shares prior to their release from escrow, and Mr. Galletti, as the Issuer’s president and chief executive officer, has the power to direct the Issuer to vote these shares. Except for shares released to Mr. Galletti and Project Lily, Mr. Galletti does not have the power to vote or dispose of any shares held in escrow once they are released to any other persons.

Pursuant to Rule 13d-4 of the Act, Mr. Galletti disclaims ownership with respect to any of the Adjustment Shares and Holdback Shares eligible for release, of which he would not otherwise be deemed to be a beneficial owner.

(2) Calculation of the percentage of the shares of Common Stock beneficially owned is based on shares outstanding as of October 15, 2020 (after giving effect to the Business Combination, as defined below), including any Holdback Shares, sponsor earnout shares, and Adjustment Shares.

Item 1. Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock (the “Common Stock”), par value $0.0001, of Tattooed Chef, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 6305 Alondra Blvd., Paramount, CA 90723.

Item 2. Identity and Background

The Schedule 13D is being filed by Salvatore Galletti.

Salvatore Galletti is a citizen of the United States of America. Mr. Galletti’s business address is 6305 Alondra Blvd., Paramount, CA 90723. Mr. Galletti’s principal occupation is that he is an entrepreneur and the founder of Myjojo, Inc., a Delaware corporation (“Ittella Parent”). As a result of the Business Combination (as defined below), Ittella Parent is now a wholly-owned subsidiary of the Issuer. In connection with the Business Combination, Mr. Galletti was elected as a director of the Issuer and appointed as the Issuer’s president and chief executive officer.

During the last five years, Mr. Galletti (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On June 11, 2020, Forum Merger II Corporation, a Delaware corporation (“Forum”), Sprout Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Forum (“Merger Sub”), Ittella Parent, and Mr. Galletti, in his capacity as holder representative (“Holder Representative”), entered into a merger agreement (as amended by Amendment No. 1, dated as of August 10, 2020, the “Merger Agreement”) which, among other things, provided for Merger Sub to merge with and into Ittella Parent, with Ittella Parent as the surviving corporation, and a wholly-owned subsidiary of Forum (the “Business Combination”).

On the Closing Date, the parties to the Merger Agreement consummated the Business Combination in accordance with the Merger Agreement (the “Closing”). All references to “Forum” refer to the Issuer before the Closing.

Immediately prior to the Closing, Mr. Galletti was the majority stockholder of Ittella Parent and held 8,065 shares of Ittella Parent. In the Business Combination, each of Mr. Galletti’s shares of Ittella Parent were converted into the right to receive the Per Share Amount (as defined in the Merger Agreement). At the Closing, Mr. Galletti’s shares of Ittella Parent were converted into 27,757,557 shares of Common Stock and Mr. Galletti also received the applicable portion of the Cash Consideration (as defined in the Merger Agreement). Immediately prior to the Closing, Project Lily held 165 shares of Ittella Parent. At the Closing, Project Lily’s shares of Ittella Parent were converted into 566,481 shares of Common Stock. Mr. Galletti has sole voting and dispositive power of the shares of Common Stock held by Project Lily. Pursuant to Rule 13d-4 of the Act, Mr. Galletti disclaims ownership with respect to any of these shares of which he would not otherwise be deemed to be a beneficial owner.

Pursuant to the Merger Agreement, Mr. Galletti and Project Lily have the right to receive up to an additional 4,375,000 shares and 87,500 shares of Common Stock, respectively, out of the Holdback Shares, which are currently being held in escrow and are payable after the Closing upon satisfaction of the conditions set forth in footnote (1) above, which is herein incorporated by reference. The determination of whether or not any or all of the Adjustment Shares will be released has not been made as of the date of the filing of this Schedule 13D.

Item 4. Purpose of Transaction

Mr. Galletti acquired the securities described in this Schedule 13D in connection with the Closing. Mr. Galletti beneficially owns a majority of the shares of Common Stock of the Issuer, including Holdback Shares, sponsor earnout shares, and Adjustment Shares. Mr. Galletti is also the president, chief executive officer and a director of the Issuer.

As a director of the Issuer, Mr. Galletti may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with management, other members of the Issuer’s board of directors, investors, advisers and other persons. As president and chief executive officer of the Issuer, Mr. Galletti has general supervision, direction and control of the business and officers of the Issuer.

Subject to the Amended and Restated Registration Rights Agreement described in Item 6 and the Issuer’s Insider Trading Policy, Mr. Galletti may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, Mr. Galletti does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although Mr. Galletti may change his purpose or formulate plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by Mr. Galletti, as well as the number of shares of Common Stock as to which Mr. Galletti has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 65,118,913 shares of Common Stock outstanding following completion of the Business Combination, including Holdback Shares, sponsor earnout shares, and Adjustment Shares.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Salvatore Galletti	33,424,038	(1)(2)	51.3%	33,424,038	0	28,324,038	0

(1) As reported in Item 3 above, Mr. Galletti has the right to receive certain Holdback Shares under the Merger Agreement if certain stock price thresholds are met by specified dates. Holdback Shares, sponsor earnout shares, and Adjustments Shares are included in this report as outstanding shares of Common Stock for purposes of calculating beneficial ownership.

(2) Includes shares held by Project Lily. Mr. Galletti owns 52% of Project Lily and has sole voting and dispositive control over the shares held by Project Lily. Pursuant to Rule 13d-4 of the Act, Mr. Galletti disclaims ownership with respect to any of these shares of which he would not otherwise be deemed to be a beneficial owner.

(b) Item 5(a) is herein incorporated by reference.

(c) Except as described in Item 3, during the past 60 days Mr. Galletti has not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

At the Closing, Mr. Galletti, the Issuer, and certain other parties entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the terms of the Amended and Restated Registration Rights Agreement, among other things, the Issuer will be obligated to file, not later than 120 days after the Closing, a registration statement covering the shares of common stock issued or issuable to the parties to Amended and Restated Registration Rights Agreement. In addition, pursuant to the Amended and Restated Registration Rights Agreement, Mr. Galletti and Project Lily agreed not to transfer any of the shares of Common Stock issued to them pursuant to the Merger Agreement until the date that is the six month anniversary of the Closing.

Merger Agreement

As referenced in Item 3 above, pursuant to the terms of the Merger Agreement, Mr. Galletti and Project Lily have the right to receive their respective portion of the Holdback Shares and Adjustment Shares. The disclosure related to the Holdback Shares and Adjustment Shares in Item 3 above is incorporated herein by reference.

Holdback Escrow Agreement

On the Closing Date, Mr. Galletti, in his capacity as the Holder Representative under the Merger Agreement, along with the Issuer and Citibank, N. A., as escrow agent, entered into an escrow agreement (the “Holdback Escrow Agreement”) pursuant to which the Holdback Shares and Adjustment Shares were deposited. The Holdback Escrow Agreement provides that the Issuer has the power to vote the Holdback Shares and Adjustment Shares prior to their release from escrow, and Mr. Galletti, as the Issuer’s president and chief executive officer, has the power to direct the Issuer to vote these shares The disclosure related to the Adjustment Shares and the Holdback Shares in Item 3 above is incorporated herein by reference.

The foregoing descriptions of the Amended and Restated Registration Rights Agreement, Merger Agreement and Holdback Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is an exhibit to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits

10.1	Merger Agreement, dated as of June 11, 2020, by and among Forum, Sprout Merger Sub, Inc., Myjojo, Inc., and Salvatore Galletti, in his capacity as the holder representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on June 12, 2020).
10.2	First Amendment to the Merger Agreement entered into by and among Forum, Sprout Merger Sub, Inc., Myjojo, Inc., and Salvatore Galletti, in his capacity as the holder representative, on August 10, 2020 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 11, 2020)
10.3	Amended and Restated Registration Rights Agreement, dated October 15, 2020, by and among the Issuer, Forum Investors II LLC, Jefferies LLC, EarlyBirdCapital, Inc., UMB Capital Corporation, Project Lily, Salvatore Galletti, Pizzo Food, Srls and Stephanie Dieckmann (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-A/A (Amendment No. 1) filed by the Issuer on October 15, 2020).
10.4	Escrow Agreement, dated October 15, 2020, by and among Forum, Salvatore Galletti, in his capacity as the holder representative, and Citibank, N.A. (incorporated by reference to Exhibit 10.3 to Form 8-A/A (Amendment No. 1) filed by the Issuer on October 15, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

By:	/s/ Salvatore Galletti
Name:	Salvatore Galletti